                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   AUGUST, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: AMVESCAP PLC REPORTS RESULTS FOR SIX
                               MONTHS ENDED JUNE 30, 2001

AMVESCAP PLC
005092
EMBARGOED 2ND AUGUST 2001 TILL 12:00 NOON
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942

        AMVESCAP PLC REPORTS RESULTS FOR SIX MONTHS ENDED JUNE 30, 2001

LONDON, AUGUST 2, 2001 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2001 amounted to (pound sterling)270.7 million compared to (pound sterling)255.6 million for the six months of 2000, an increase of 6%. Diluted earnings per share before goodwill amortization and exceptional items amounted to 22.2p (2000: 25.6p), a decrease of 13% for the period. Revenues increased to (pound sterling)853.6 million from (pound sterling)754.3 million in 2000.

----------------------------------------------------------------------------------------------------------------------------------
                                                                      RESULTS FOR SIX MONTHS ENDED
                                                        JUNE 30,       June 30,            JUNE 30,                 June 30,
                                                          2001+         2000+                2001                     2000
                                                      -----------    -----------   ----------------------   ----------------------
Revenues                                               $1,203.6M      $1,139.0m    (pound sterling)853.6M   (pound sterling)754.3m
Profit before tax, goodwill amortization
  and exceptional items                                  $381.7M        $386.0m    (pound sterling)270.7M   (pound sterling)255.6m
Earnings per share before goodwill
  amortization and exceptional items:
   --basic                                                $0.65*         $0.81*                     23.0P                    26.7p
   --diluted                                              $0.63*         $0.77*                     22.2P                    25.6p
Earnings per share before goodwill amortization:
   --basic                                                $0.59*         $0.81*                     20.9P                    26.7p
   --diluted                                              $0.57*         $0.77*                     20.2P                    25.6p
Dividends per share                                       $0.13*         $0.12*                      4.5P                     4.0p
----------------------------------------------------------------------------------------------------------------------------------

*   Per American Depositary Share, equivalent to 2 ordinary shares.
+ For the convenience of the reader, pounds sterling for the period ended June 30, 2001 have been translated to US dollars using $1.41 per (pound sterling)1.00 (2000: $1.51 per (pound sterling)1.00).

"The second quarter found us in a continued period of volatile markets around the world," said Mr. Charles W. Brady, Executive Chairman. "The recent Federal Reserve cuts in combination with the recently-enacted US tax reduction will provide a basis for improved economic activity in the United States. We continue to believe that the global markets should reflect these improving economic trends toward the end of this year and into 2002."

"While the profitability of our industry is impacted by periodic market corrections, the state of our business is sound and I remain confident about our future even though the third quarter is unlikely to produce a strong rebound from the second quarter's results," noted Mr. Brady.

The results for 2001 include recent acquisitions (County Investment Management Limited and National Asset Management Corporation) from the dates of acquisition. A (pound sterling)25.3 million exceptional item was provided during the six month period related to the acquisition integration activities.

Profit before tax, goodwill amortization and exceptional items increased by 4% during the second quarter of 2001 to (pound sterling)135.7 million (2000:
(pound sterling)130.9 million). Diluted earnings per share before goodwill amortization and exceptional items amounted to 11.2p (2000: 13.1p) for the three months ended June 30, 2001, a decrease of 14% over the corresponding period of 2000. Revenues for the three months ended June 30, 2001 amounted to (pound sterling)426.3 million compared to (pound sterling)384.7 million from the prior year's quarter.

Funds under management totaled $408.4 billion ((pound sterling)289.6 billion) at June 30, 2001, an increase of $5.8 billion from December 31, 2000. Funds under management from acquired companies in 2001 amounted to $22.2 billion at dates of acquisition. Average funds under management for the six months ended June 30, 2001 were $403.1 billion, an increase of $2.6 billion over the average funds in the second half of 2000 and $28.0 billion over the first half of 2000. Average funds under management during the second quarter were $404.4 billion compared to $401.7 billion for the preceding quarter. Approximately 40% of the total funds under management are invested in fixed income securities at June 30, 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) reached (pound sterling)334.9 million and (pound sterling)168.2 million for the six months and second quarter ended June 30, 2001. Net debt at June 30, 2001 amounted to (pound sterling)712.1 million compared to (pound sterling)691.6 million at December 31, 2000.

The Board has declared an interim dividend of 4.5p per share (2000: 4.0p), an increase of 12%. The interim dividend will be paid on October 5, 2001 to shareholders on the register on September 7, 2001. The ex-dividend date for the dividend will be September 5, 2001.

The company will complete the acquisition of Pell Rudman & Co., Inc. on August 2, 2001. Pell Rudman provides asset management services to high net worth individuals, families, foundations and endowments. Total consideration consists of a cash payment of approximately (pound sterling)122 million ($172 million) and includes potential asset retention payments of up to (pound sterling)20 million ($28 million) over two years. Pell Rudman's funds under management totaled approximately $8.1 billion at July 31, 2001.

The Managed Products group reported revenues of (pound sterling)529.6 million during the first six months of 2001, an increase of (pound sterling)59.1 million over the prior year. Operating profits were (pound sterling)238.0 million, an increase of (pound sterling)12 million during the period. The results for the current year include Trimark Financial Corporation which was acquired in August, 2000. The group generated $28 billion of gross sales in 2001. Funds under management amounted to $230.3 billion at June 30, 2001.

The US Institutional group reported revenues and operating profits of (pound sterling)104.5 million and (pound sterling)26.7 million in the 2001 period. Operating profits have improved by (pound sterling)2.6 million over the prior year on flat revenue levels, reflecting the continued emphasis on cost controls in a volatile market environment. Operating margin for this group was 25.6%, an 11% improvement over results for the 2000 period. This group generated $12.3 billion in gross sales during the first half of 2001 compared to $11.4 billion in 2000, reflecting the continued strength of the group's marketing efforts coupled with a broader range of products provided by the National Asset Management acquisition. Funds under management amounted to $113.9 billion at June 30, 2001.

INVESCO Global's revenues amounted to (pound sterling)190.8 million for the first half of 2001, an increase of (pound sterling)33.2 million over the prior year due to the inclusion of the Perpetual results in 2001 offset in part by declines in the global capital markets. Operating profits totaled (pound sterling)48.1 million for the first half of 2001. The UK business continued to reflect strong operating profits and margins on lower revenue levels. The operating profits of the Continental European and Asian businesses declined in 2001 due to significantly lower revenues, offset by lower operating costs. Funds under management were $64.2 billion at June 30, 2001, a decline of $2.4 billion from the end of 2000.

INVESCO Retirement experienced a 16% increase in assets under administration during the six month period, reaching $31.9 billion at June 30, 2001. The INVESCO Retirement group reported $1.6 billion in net new sales during the current year. IRI was chosen by FleetBoston Financial Corporation, one of the largest U.S. banks, as a strategic partner for their 401 (k) business and won new mandates from several new, large companies in the current year. This group services 571,000 plan participants at June 30, 2001, up from 381,000 participants at the end of 2000.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Thursday, August 2, 2001 at 9:30 a.m. Eastern Time (2:30 p.m. London time), by dialing one of the following numbers:
1-888-201-4990 for US callers or 712-257-3060 for international callers. An audio replay of the conference call will be available until Thursday, August 9, 2001 at 5:00 pm Eastern Time by calling 1-800-937-3091 for US callers or 402-220-9097 for international callers.

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                      SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------------------------------------
                                                        2001
                                  -----------------------------------------------------
                                     ORDINARY          EXCEPTIONAL
                                    ACTIVITIES            ITEMS            TOTAL              2000
                                  ----------------------------------------------------- ----------------
REVENUES                          (pound            (pound            (pound            (pound
                                  sterling)853,552  sterling)     --  sterling)853,552  sterling)754,253
OPERATING EXPENSES                        (559,973)          (25,252)         (585,225)         (485,962)
                                  ----------------------------------------------------- ----------------
                                           293,579           (25,252)          268,327           268,291
GOODWILL AMORTIZATION                      (65,039)               --           (65,039)          (18,370)
                                  ----------------------------------------------------- ----------------
OPERATING PROFIT                           228,540           (25,252)          203,288           249,921
INVESTMENT INCOME                            5,865                --             5,865             7,423
INTEREST PAYABLE                           (28,792)               --           (28,792)          (20,150)
                                  ----------------------------------------------------- ----------------
PROFIT BEFORE TAXATION                     205,613           (25,252)          180,361           237,194
TAXATION                                   (86,033)            8,409           (77,624)          (81,780)
                                  ----------------------------------------------------- ----------------
PROFIT AFTER TAXATION                      119,580           (16,843)          102,737           155,414
                                  ----------------------------------------------------- ----------------
DIVIDENDS                                  (36,552)               --           (36,552)          (28,014)
                                  ----------------------------------------------------- ----------------
RETAINED PROFIT FOR THE PERIOD    (pound            (pound            (pound            (pound
                                  sterling)83,028   sterling)(16,843) sterling) 66,185  sterling)127,400
                                  ===================================================== ================


EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION:
   ---BASIC                                  23.0P            (2.1)P             20.9P             26.7P
   ---DILUTED                                22.2P            (2.0)P             20.2P             25.6P
                                  ----------------------------------------------------- ----------------
EARNINGS PER SHARE:
   ---BASIC                                  14.9P            (2.1)P             12.8P             23.9P
   ---DILUTED                                14.4P            (2.0)P             12.4P             22.9P
                                  ----------------------------------------------------- ----------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                802,077                             802,077           650,089
   ---DILUTED                              837,745                             837,745           679,634
                                  ----------------------------------------------------- ----------------

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                            THREE MONTHS ENDED JUNE 30,
                                  ----------------------------------------------------------------------
                                                        2001
                                  -----------------------------------------------------
                                     ORDINARY          EXCEPTIONAL
                                    ACTIVITIES            ITEMS            TOTAL              2000
                                  ----------------------------------------------------- ----------------
REVENUES                          (pound            (pound            (pound            (pound
                                  sterling)426,275  sterling)     --  sterling)426,275  sterling)384,737
OPERATING EXPENSES                        (278,955)          (21,045)         (300,000)         (248,321)
                                  ----------------------------------------------------- ----------------
                                           147,320           (21,045)          126,275           136,416
GOODWILL AMORTIZATION                      (33,227)               --           (33,227)           (9,071)
                                  ----------------------------------------------------- ----------------
OPERATING PROFIT                           114,093           (21,045)           93,048           127,345
INVESTMENT INCOME                            2,864                --             2,864             3,945
INTEREST PAYABLE                           (14,486)               --           (14,486)           (9,448)
                                  ----------------------------------------------------- ----------------
PROFIT BEFORE TAXATION                     102,471           (21,045)           81,426           121,842
TAXATION                                   (42,857)            8,418           (34,439)          (41,892)
                                  ----------------------------------------------------- ----------------
PROFIT AFTER TAXATION                       59,614           (12,627)           46,987            79,950
                                  ----------------------------------------------------- ----------------
DIVIDENDS                                  (36,552)               --           (36,552)          (28,014)
                                  ----------------------------------------------------- ----------------
RETAINED PROFIT FOR THE PERIOD    (pound            (pound             (pound           (pound
                                  sterling) 23,062  sterling)(12,627)  sterling)10,435  sterling) 51,936
                                  ===================================================== ================

EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION:
   ---BASIC                                  11.5P            (1.6)P              9.9P             13.7P
   ---DILUTED                                11.2P            (1.5)P              9.7P             13.1P
                                  ----------------------------------------------------- ----------------
EARNINGS PER SHARE:
   ---BASIC                                   7.4P            (1.6)P              5.8P             12.3P
   ---DILUTED                                 7.2P            (1.5)P              5.7P             11.7P
                                  ----------------------------------------------------- ----------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                805,453                             805,453           651,501
   ---DILUTED                              838,807                             838,807           682,024
                                  ----------------------------------------------------- ----------------

                        AMVESCAP PLC
                    GROUP BALANCE SHEET
                       (IN THOUSANDS)

                                                          JUNE 30,             DEC 31,
                                                            2001                 2000
                                                      ------------------   -----------------
FIXED ASSETS
    GOODWILL                                         (pound               (pound
                                                     sterling)2,548,898   sterling)2,375,542
    INVESTMENTS                                                 150,672              152,521
    TANGIBLE ASSETS                                             215,251              203,341
                                                      ------------------   -----------------
                                                              2,914,821            2,731,404
CURRENTS ASSETS
    DEBTORS                                                     637,457              686,101
    INVESTMENTS                                                 118,402              124,311
    CASH AT BANK AND IN HAND                                    227,165              342,073
                                                      ------------------   -----------------
                                                                983,024            1,152,485
CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                (633,431)            (764,068)
                                                      ------------------   -----------------
NET CURRENT ASSETS, EXCLUDING BANKING AND
     INSURANCE ACTIVITIES                                       349,593              388,417
                                                      ------------------   -----------------

BANKING AND INSURANCE ACTIVITIES, NET                             8,627                1,812

TOTAL ASSETS LESS CURRENT LIABILITIES                         3,273,041            3,121,633

LONG-TERM DEBT                                                 (895,188)            (960,023)
PROVISIONS FOR LIABILITIES AND CHARGES                         (146,383)             (58,530)
                                                      ------------------   -----------------
NET ASSETS                                                    2,231,470            2,103,080
                                                      ==================   =================

CAPITAL AND RESERVES
    CALLED UP SHARE CAPITAL                                     195,606              192,759
    EXCHANGEABLE SHARES                                         446,640              477,153
    SHARE PREMIUM ACCOUNT                                     1,605,666            1,488,933
    PROFIT AND LOSS ACCOUNT                                     659,605              593,420
                                                      ------------------   -----------------
                                                              2,907,517            2,752,265
    OTHER RESERVES                                             (676,047)            (649,185)
                                                      ------------------   -----------------
SHAREHOLDERS' FUNDS                                  (pound               (pound
                                                     sterling)2,231,470   sterling)2,103,080
                                                      ==================   =================

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                     SIX MONTHS ENDED
                                                            ------------------------------------
                                                                JUNE 30,            JUNE 30,
                                                                  2001                2000
                                                            -----------------    ---------------
OPERATING PROFIT                                            (pound              (pound
                                                            sterling) 203,288   sterling)249,921
AMORTIZATION AND DEPRECIATION                                         100,455             41,668
CHANGE IN DEBTORS, CREDITORS, AND OTHER                               (23,066)           (31,839)
                                                            -----------------    ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                             280,677            259,750
                                                            -----------------    ---------------
BANKING AND INSURANCE ACTIVITIES                                      (13,972)               723
INTEREST PAID, NET OF INVESTMENT INCOME                               (20,324)           (14,246)
TAXATION                                                             (100,246)           (72,232)
CAPITAL EXPENDITURES, NET OF SALES                                    (40,047)           (25,365)
NET DISPOSALS / (PURCHASES) OF FIXED ASSET INVESTMENTS                  5,962            (19,180)
ACQUISITIONS                                                         (106,125)                --
DIVIDENDS PAID                                                        (47,986)           (36,439)
NET REPAYMENT OF DEBT                                                 (85,870)          (126,764)
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                           13,023              4,868
                                                            -----------------    ---------------
DECREASE IN CASH AT BANK AND IN HAND                        (pound              (pound
                                                            sterling)(114,908)  sterling)(28,885)
                                                            =================    ===============

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED JUNE 30, 2001
                                                 ------------------------------------------------------
                                                     REVENUES         EXPENSES          OPER. PROFIT
                                                 ----------------- ------------------ -----------------
MANAGED PRODUCTS                                 (pound            (pound             (pound
                                                 sterling)529,645  sterling)(291,599) sterling)238,046
US INSTITUTIONAL                                          104,525            (77,795)           26,730
INVESCO GLOBAL                                            190,750           (142,623)           48,127
INVESCO RETIREMENT                                         27,811            (23,678)            4,133
NEW BUSINESS                                                  821             (6,266)           (5,445)
CORPORATE                                                      --            (18,012)          (18,012)
                                                 ----------------- ------------------ ----------------
                                                          853,552           (559,973)          293,579
GOODWILL AMORTIZATION                                          --            (65,039)          (65,039)
                                                 ----------------- ------------------ ----------------
                                                 (pound            (pound             (pound
                                                 sterling)853,552  sterling)(625,012) sterling)228,540
                                                 ================= ================== =================

                                                          Six Months Ended June 30, 2000
                                                 ------------------------------------------------------
                                                     REVENUES         EXPENSES          OPER. PROFIT
                                                 ----------------- ------------------ -----------------
MANAGED PRODUCTS                                 (pound            (pound             (pound
                                                 sterling)470,512  sterling)(244,482) sterling)226,030
US INSTITUTIONAL                                          104,085            (80,026)           24,059
INVESCO GLOBAL                                            157,559           (108,522)           49,037
INVESCO RETIREMENT                                         21,920            (20,899)            1,021
NEW BUSINESS                                                  177             (6,240)           (6,063)
CORPORATE                                                      --            (25,793)          (25,793)
                                                 ----------------- ------------------ ----------------
                                                          754,253           (485,962)          268,291
GOODWILL AMORTIZATION                                          --            (18,370)          (18,370)
                                                 ----------------- ------------------ ----------------
                                                 (pound            (pound             (pound
                                                 sterling)754,253  sterling)(504,332) sterling)249,921
                                                 ================= ================== =================

                                     NOTES

1. The taxation charge for the six months ended June 30, 2001 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of operating performance.

                                                                      2001
                                                                      ----
                                            PROFIT BEFORE GOODWILL
                                                  AMORTIZATION AND
                                                 EXCEPTIONAL ITEMS           NUMBER OF
                                                                                SHARES       PER SHARE
                                              (pound sterling)'000                '000          AMOUNT
                                           ------------------------------------------------------------
     BASIC EARNINGS PER SHARE                              184,619             802,077           23.0P
                                                                                       ================
     CONVERSION OF ESDS                                      1,360               6,128
     ISSUANCE OF OPTIONS                                      --                29,540
                                           --------------------------------------------
     DILUTED EARNINGS PER SHARE                            185,979             837,745           22.2P
                                           ============================================================


                                                                      2000
                                                                      ----
                                            PROFIT BEFORE GOODWILL
                                                      AMORTIZATION           NUMBER OF
                                                                                SHARES       PER SHARE
                                              (pound sterling)'000                '000          AMOUNT
                                           ------------------------------------------------------------
     BASIC EARNINGS PER SHARE                              173,784             650,089           26.7P
                                                                                       ================
     ISSUANCE OF OPTIONS                                      --                29,545
                                           --------------------------------------------
     DILUTED EARNINGS PER SHARE                            173,784             679,634           25.6P
                                           ============================================================


3. The results for 2001 include both Trimark Financial Corporation and Perpetual plc. Trimark was acquired on August 1, 2000, and Perpetual has been included since January 1, 2001.

     The Company acquired County Investment Management Limited on January 31, 2001 for consideration of (pound sterling)40.8 million in cash. This acquisition had no material effect on the consolidated financial statements. A (pound sterling)4.2 million exceptional item was recognized related to integration activities.

     The Company acquired National Asset Management Corporation in April, 2001 for consideration of (pound sterling)69.1 million in cash and (pound sterling)76.1 million in ordinary shares. The transaction includes additional contingent earn-out payments up to (pound sterling)51.9 million and retention payments payable totaling (pound sterling)17.3 million. The results FOR 2001 include National Asset Management Corporation from May 1, 2001. A (pound sterling)21.1 million exceptional item relatED to integration activities was recognized during 2001.

                   INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

INTRODUCTION
We have been instructed by the Company to review the financial information for the three months and six months ended June 30, 2001, which comprises the Group Profit and Loss Accounts, the Group Balance Sheet, the Group Cash Flow Statement, the Segmental Information analysis, and related Notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended June 30, 2001.


Arthur Andersen
Chartered Accountants
1 Surrey Street
London

August 2, 2001

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                                MANAGED PRODUCTS
                                                ----------------
                                TOTAL          AIM           INVESCO        US INST        GLOBAL
                                -----          ---           -------        -------        ------
DEC 31, 2000                    $402.6          $193.2            $43.2          $99.6          $66.6
MARKET GAINS/(LOSS)              (31.0)          (16.9)            (7.5)          (1.5)          (5.1)
ACQUISITIONS                      22.2              --               --           17.1            5.1
NET NEW (LOST)
   BUSINESS                        2.1             1.6              1.8           (1.3)            --
CHANGE IN US MONEY
   MARKET FUNDS                   15.5            15.1             (0.4)            --            0.8
TRANSFERS                           --             0.3               --             --           (0.3)
FOREIGN CURRENCY                  (3.0)           (0.1)              --             --           (2.9)
                         -------------  --------------   --------------- -------------  -------------
JUNE 30, 2001                   $408.4          $193.2            $37.1         $113.9          $64.2
                         =============  ==============   =============== =============  =============
JUNE 30, 2001 +         (pound          (pound           (pound          (pound         (pound
                        sterling)289.6  sterling)137.0   sterling) 26.3  sterling)80.8  sterling)45.5
                         =============  ==============   =============== =============  =============

+ Translated at $1.41 per (pound sterling)1.00.
Note: INVESCO Retirement has $31.9 billion in assets under administration as of June 30, 2001, compared to $27.6 billion as of December 31, 2000.

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED JUNE 30,
                                                       -----------------------------------------
                                                              2001                  2000
                                                       --------------------  -------------------
NET PROFIT UNDER UK GAAP                               (pound                (pound
                                                       sterling)  102,737    sterling) 155,414
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                    (16,610)             (31,634)
        TAXATION                                                  (23,813)             (15,381)
        OTHER                                                          577                  411
                                                       --------------------  -------------------
NET INCOME UNDER US GAAP                               (pound                 (pound
                                                       sterling)    62,891    sterling) 108,810
                                                       ====================  ===================
EARNINGS PER SHARE BEFORE
        GOODWILL AMORTIZATION:
        --BASIC                                                      20.2P                24.4P
        --DILUTED                                                    19.5P                23.4P
EARNINGS PER SHARE:
        --BASIC                                                       7.8P                16.7P
        --DILUTED                                                     7.7P                16.0P

                                                       --------------------  -------------------
                                                          JUNE 30, 2001         DEC 31, 2000
                                                       --------------------  -------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP                      (pound                (pound
                                                       sterling) 2,231,470   sterling)2,103,080
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                   1,051,761            1,020,052
        TREASURY STOCK                                           (173,245)            (168,292)
        DIVIDENDS                                                   36,379               47,813
        OTHER                                                       12,060               15,968
                                                       --------------------  -------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                     (pound                (pound
                                                       sterling) 3,158,425   sterling)3,018,621
                                                       ====================  ===================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 2nd AUGUST 2001                       By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary